Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

29 August 2014

RBS Holdings N.V.

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO BOX 12925

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RBS Holdings N.V.

Interim results for the half year ended 30 June 2014

RBS Holdings N.V. (RBSH) is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) group of subsidiaries and associated companies (together, the RBSH Group). The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies.

RBS Holdings N.V. - 2014 Interim results

Forward-looking statements

Certain sections in, or incorporated by reference in, this document contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSH Group's restructuring plans and RBS Group’s new strategic plan, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost: income ratios, leverage and loan: deposit ratios, funding and risk profile, certain ring-fencing proposals, sustainability targets, RBSH Group's future financial performance, the level and extent of future impairments and write-downs, including sovereign debt impairments, the protection provided by the Asset Protection Scheme (APS) back-to-back contracts with The Royal Bank of Scotland plc (RBS plc), and RBSH Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of RBS Group; the global economic and financial market conditions and other geopolitical risks and their impact on the financial industry in general and on RBSH Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain assets in RBS Capital Resolution and assets and businesses required as part of the State Aid restructuring plan of RBS Group; organisational  restructuring; including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS plc; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of RBSH Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations, including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities and the reliability and resilience of its IT systems; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of RBSH Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of RBSH Group's operations) in the Netherlands, the United States (US), the United Kingdom (UK), the rest of Europe and other countries in which RBSH Group operates or a change in policy of the government of the Netherlands; changes to regulatory requirements relating to capital and liquidity, including implementation of the EU Recovery and Resolution Directive and the Single Supervisory Mechanism; changes to the monetary and interest rate policies of the central banks and other governmental and regulatory bodies; changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; pension fund shortfalls; general operational risks; reputational risk; general geopolitical and economic conditions in the Netherlands and in other countries in which RBSH Group has significant business activities or investments; the protection provided to RBSH Group pursuant to the APS back-to-back contracts and their effect on RBSH Group's financial and capital position; the cross liability resulting from the legal demergers of ABN AMRO Bank N.V. and RBS II B.V.; limitations on, or additional requirements imposed on, RBSH Group's activities as a result of HM Treasury's investment in RBSG; and the success of RBSH Group in managing the risks involved in the foregoing.

RBS Holdings N.V. - 2014 Interim results

Forward-looking statements

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by RBSH Group, see Risk factors on pages 36 and 37.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Holdings N.V. - 2014 Interim results

Presentation of information

General information

RBSH Group offers a wide range of banking products and financial services, principally in the Netherlands and Asia.

In 2007, RFS Holdings B.V. (RFS Holdings), which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Banco Santander S.A. (together the Consortium Members) completed the acquisition of RBS Holdings N.V. RFS Holdings is the sole shareholder of RBS Holdings N.V..

RBSG's shareholding in RFS Holdings is currently 97.7%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBS Group.

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)

Consistent with RBS Group’s efforts to simplify its structure, thereby reducing risk, cost and complexity, on 19 April 2011, the Boards of RBSG, RBS plc, RBS Holdings N.V. and RBS N.V. announced their programme to transfer a substantial part of the business activities of RBS N.V. to RBS plc subject, amongst other matters, to regulatory and other approvals, and employee consultation procedures.

The UK business was transferred to RBS plc in 2011 and most of the other European businesses were transferred in 2012. The majority of the Asian businesses were transferred in 2012 with the Indian support activity transferred in 2013. Also in 2013, assets and liabilities relating to businesses in Russia, Romania, Korea and North America were transferred to RBS plc.

RBS Group is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the programme.

Due to the ongoing transfers and business divestments, the results for the first half of 2014 discussed in the Financial review on page 5 are not entirely comparable with the first half of 2013.

RBS Holdings N.V. - 2014 Interim results

Financial review

Operating profit/(loss)

Operating profit before tax was €61 million compared with a loss of €56 million in the first half of 2013. The increase was due to a significant reduction in operating expenses and impairment losses which was partially offset by a decline in total income.

Total income

Total income fell by 13% to €255 million from €293 million in the first half of 2013.

Net interest income

Net interest income fell by 17% to €106 million from €127 million in the first half of 2013. Interest receivable and payable decreased as a result of reduced balance sheet positions driven by business divestments and planned contraction.

Non-interest income

Non-interest income fell by 10% to €149 million from €166 million in the first half of 2013. The loss from trading activities of €42 million in the first six months of 2014 was driven by mark-to-market interest rate swap movements in Australia, compared with income of €84 million in 2013. Fees and commissions receivable and payable fell predominantly as a result of business divestments. These were offset by an increase in other operating income of €128 million primarily due to changes in the fair value of financial assets designated at fair value through profit or loss together with a gain on redemption of subordinated debt instruments in January 2014.

Operating expenses

Operating expenses decreased by 31% to €211 million from €305 million in the first half of 2013. A reduction in both staff and non-staff costs resulting from business divestments in the second half of 2013 was partially offset by a litigation settlement.

Impairment recoveries/(losses)

Impairment recoveries were €17 million compared with losses of €44 million in the first half of 2013. The recoveries in the first half of 2014 reflected the release of latent provisions plus individual case recoveries whereas the 2013 charge was mainly driven by impairment on a small number of individual cases. Securities losses reduced by €35 million to €14 million compared with the first half of 2013.

Capital

RBSH Group’s capital, risk-weighted assets (RWAs) and risk asset ratios are set out below.

	30 June	31 December
	2014	2013
Capital (1)	€bn	€bn

CET1 (2)	3.5	3.6
Tier 1	4.5	4.0
Total	4.5	4.5

RWAs by risk

Credit risk	20.6	15.1
Market risk	1.3	1.2
Operational risk	0.7	1.1

	22.6	17.4

Risk asset ratios	%	%

CET1 (2)	15.5	20.5
Tier 1	19.8	23.2
Total	19.8	26.1

RBS Holdings N.V. - 2014 Interim results

Financial review

Capital (continued)

RBSH Group’s regulatory capital resources were as follows:
	30 June
	2014	31 December
	Current	2013
	transitional	Basel 2.5
	basis	basis
Composition of regulatory capital	€m	€m

Tier 1
Controlling interests	3,430	2,942
Adjustment for:
- Goodwill and other intangible assets	(6)	(1)
- Unrealised losses on available-for-sale debt securities	405	883
- Unrealised gains on available-for-sale equities	(3)	(3)
- Other regulatory adjustments	(314)	(260)

CET1 (2)	3,512	3,561
Innovative/hybrid Tier 1 securities	2,380	2,365
Disallowed additional Tier 1 transitioning rules CRD IV	(702)	-
Less deductions from Tier 1 capital	(731)	(1,887)

Total Tier 1	4,459	4,039

Tier 2
Unrealised gains on available-for-sale equities	-	3
Subordinated debt	1,127	1,552
Disallowed additional Tier 1 valid as Tier 2 capital	702	-
Less deductions from Tier 2 capital	(1,829)	(1,061)

Total Tier 2	-	494

Total regulatory capital	4,459	4,533

Notes:

(1)	Capital based on Capital Requirements Directive (current transitional basis) and 31 December 2013 on Basel 2.5 basis.
(2)	Core Tier 1 before 1 January 2014.

Total capital was stable at €4.5 billion. Tier 1 capital increased by €0.4 billion due mainly to a change in the treatment of RBSH Group’s investment in Saudi Hollandi Bank which, under CRD IV, is proportionally consolidated; previously it was treated as a capital deduction.

RBS Holdings N.V. - 2014 Interim results

Condensed consolidated income statement

for the half year ended 30 June 2014 (unaudited)

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

Interest receivable	285	450
Interest payable	(179)	(323)

Net interest income	106	127

Fees and commissions receivable	30	73
Fees and commissions payable	(7)	(31)
(Loss)/income from trading activities	(42)	84
Other operating income	168	40

Non-interest income	149	166

Total income	255	293
Operating expenses	(211)	(305)

Profit/(loss) before impairment losses	44	(12)
Impairment recoveries/(losses)	17	(44)

Operating profit/(loss) before tax	61	(56)
Tax (charge)/credit	(9)	32

Profit/(loss) from continuing operations	52	(24)
Profit from discontinued operations, net of tax	8	11

Profit/(loss) for the period attributable to controlling interests	60	(13)

RBS Holdings N.V. - 2014 Interim results

Condensed consolidated statement of comprehensive income

for the half year ended 30 June 2014 (unaudited)

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

Profit/(loss) for the period	60	(13)

Items that qualify for reclassification
Available-for-sale financial assets	378	683
Currency translation	14	13
Tax	-	2

Other comprehensive income after tax	392	698

Total comprehensive income for the period attributable to controlling interests	452	685

RBS Holdings N.V. - 2014 Interim results

Condensed consolidated balance sheet

at 30 June 2014 (unaudited)

		31 December
	30 June	2013
	2014	(audited)
	€m	€m

Assets
Cash and balances at central banks	2,463	3,193
Loans and advances to banks	4,786	5,695
Loans and advances to customers	3,024	3,784
Amounts due from ultimate holding company	2,543	2,820
Debt securities	12,834	15,288
Equity shares	250	295
Settlement balances	30	10
Derivatives	4,575	4,782
Deferred tax	20	40
Prepayments, accrued income and other assets	1,782	1,853
Assets of disposal groups	3,607	2,048

Total assets	35,914	39,808

Liabilities
Deposits by banks	16,607	18,943
Customer accounts	1,655	4,151
Debt securities in issue	1,116	1,319
Settlement balances and short positions	16	105
Derivatives	5,538	5,862
Accruals, deferred income and other liabilities	995	1,065
Deferred tax	85	63
Subordinated liabilities	4,593	4,951
Liabilities of disposal groups	1,879	407

Total liabilities	32,484	36,866
Equity attributable to controlling interests	3,430	2,942

Total liabilities and equity	35,914	39,808

Key points

•	Total assets decreased by €3.9 billion from €39.8 billion at 31 December 2013, primarily as a result of balance sheet reduction as planned.

•	Debt securities decreased by €2.5 billion to €12.8 billion at 30 June 2014 due to bond maturities and sales within the available-for-sale portfolio, primarily Spanish Cedulas and German bonds.

•

Assets and liabilities of disposal groups increased to €3.6 billion from €2.0 billion and €1.9 billion from €0.4 billion respectively at 30 June 2014 as India and Thailand branches are now classified within this category.

•

Deposits by banks fell by €2.3 billion to €16.6 billion and customer accounts fell by €2.5 billion to €1.7 billion as a result of planned reduction in funding commensurate with balance sheet contraction.

RBS Holdings N.V. - 2014 Interim results

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2014 (unaudited)

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

Called-up share capital
At beginning and end of period	-	-

Share premium account
At beginning of period	2,924	3,171
Capital injection (1)	139	-
Distribution (2)	(103)	-

At end of period	2,960	3,171

Available-for-sale reserve
At beginning of period	(881)	(2,473)
Unrealised gains	374	720
Realised losses/(gains)	4	(37)
Tax	-	2

At end of period	(503)	(1,788)

Foreign exchange reserve
At beginning of period	(302)	(235)
Gains arising during the period	13	-
Reclassification of foreign currency losses included in the income statement	1	13

At end of period	(288)	(222)

Retained earnings
At beginning of period	1,201	1,336
Profit/(loss) attributable to controlling interests	60	(13)

At end of period	1,261	1,323

Equity attributable to controlling interests	3,430	2,484

Notes:

(1)	Capital injection from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (€72 million) and NL Financial Investments (€67 million).
(2)	Distribution to RFS Holdings BV to fund the repayment of its loan from ABN AMRO Bank.

RBS Holdings N.V. - 2014 Interim results

Condensed consolidated cash flow statement

for the half year ended 30 June 2014 (unaudited)

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

Operating activities
Operating profit/(loss) before tax from continuing operations	61	(56)
Operating profit before tax on discontinued operations	13	17
Adjustments for non-cash items	(60)	302

Net cash inflow from trading activities	14	263
Changes in operating assets and liabilities	(3,202)	(3,379)

Net cash flows from operating activities before tax	(3,188)	(3,116)
Income taxes (paid)/received	(16)	7

Net cash flows from operating activities	(3,204)	(3,109)

Net cash flows from investing activities	2,567	(1,247)

Net cash flows from financing activities	(466)	(71)

Effects of exchange rate changes on cash and cash equivalents	82	28

Net decrease in cash and cash equivalents	(1,021)	(4,399)
Cash and cash equivalents at beginning of period	5,359	10,030

Cash and cash equivalents at end of period	4,338	5,631

RBS Holdings N.V. - 2014 Interim results

Notes

1. Basis of preparation

RBS Holdings N.V.’s condensed consolidated financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.  They should be read in conjunction with RBSH Group’s audited financial statements published in the 2013 Annual Report which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS).

The condensed consolidated financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in consolidated financial position and performance of RBS Holdings N.V. since the end of the last annual reporting period have been made.

Going concern

A summary of the risk factors which could materially affect RBSH Group’s future results are described on pages 36 and !Syntax Error, #.

Having reviewed RBSH Group’s forecasts and projections and considered the interim results of the RBS Group for the half year ended 30 June 2014, approved on 31 July 2014, which were prepared on a going concern basis, together with evidence that the RBS Group will continue to provide sufficient resources to RBSH Group, the directors have a reasonable expectation that RBSH Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2014 have been prepared on a going concern basis.

2. Accounting policies

There have been no significant changes to the RBSH Group’s principal accounting policies as set out on pages 94 to 102 of the 2013 Annual Report and Accounts apart from the adoption of new and revised IFRSs that are effective from 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on RBSH Group’s financial statements.

RBS Holdings N.V. - 2014 Interim results

Notes

2. Accounting policies (continued)

Critical accounting policies and key sources of estimation uncertainty

The reported results of the RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the RBSH Group’s financial condition are those relating to provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 101 and 102 of the 2013 Annual Report and Accounts.

Recent developments in IFRS

In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. IFRS 9 is effective for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The RBSH Group is continuing its assessment of its effect on the RBSH Group’s financial statements.

The IASB also published:

●	in January 2014 IFRS 14 ‘Regulatory Deferral Accounts’ which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●

in May 2014 IFRS 15 ‘Revenue from Contracts with Customers’ effective from 1 January 2017 replacing IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●

in May 2014 ‘Accounting for Acquisitions of interests in Joint Operations’, an amendment to IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●

in May 2014 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ amending IAS 16 ‘Property, Plant and Equipment and IAS 38 ‘Intangible Assets’ to require any policy less prudent than straight line to be justified.

●

in August 2014 ‘Equity Method in Separate Financial Statements’ amending IAS 27 ‘Separate Financial Statements’ to permit investments in subsidiaries and associates to be measured at cost plus subsequent changes in net asset value.

RBSH Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

RBS Holdings N.V. - 2014 Interim results

Notes

3. Impairment provisions

Impairment (recoveries)/losses charged to the income statement comprise:

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

Loan impairment recoveries	(26)	(19)
(Recoveries)/charge under credit protection arrangements	(5)	14
Securities	14	49

Impairment (recoveries)/losses	(17)	44

The balance sheet loan impairment provisions decreased in the half year ended 30 June 2014 from €195 million to €117 million and the movements thereon were:

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

At beginning of period	195	341
Transfer (to)/from disposal groups	(23)	69
Currency translation and other adjustments	(11)	(2)
Disposals	-	(36)
Amounts written-off	(19)	(23)
Recoveries of amounts previously written-off	1	4
Recoveries in the income statement	(26)	(19)

At end of period	117	334

Provisions at 30 June 2014 include no amounts in respect of loans and advances to banks (30 June 2013 - €1 million).

4. Taxation

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard Dutch corporation tax rate of 25% as follows:

	Half year ended
	30 June	30 June
	2014	2013
	€m	€m

Profit/(loss) before tax	61	(56)

Expected tax (charge)/credit	(15)	14
Losses in period where no deferred tax asset recognised	(9)	(46)
Foreign profits taxed at other rates	(1)	4
Items not allowed for tax	-	(2)
Non-taxable items	22	(3)
Losses brought forward and utilised	4	19
Reduction in carrying value of deferred tax (asset)/liability
- in respect of a change in the rate of UK corporation tax	-	21
- in respect of associates	(1)	(12)
Adjustments in respect of prior periods	(9)	37

Actual tax (charge)/credit	(9)	32

RBS Holdings N.V. - 2014 Interim results

Notes

5. Segmental analysis

On 27 February 2014, RBS Group announced the reorganisation of the previously reported operating divisions into three franchises: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking (CIB). Only CIB, comprising the former Markets and International Banking divisions, is relevant for RBS N.V..

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data has not been restated. RCR will be reported separately until disposal or wind-down.

Comparatives have been restated accordingly.

Total revenue
	Half year ended
	30 June 2014			30 June 2013*
		Inter			Inter
	External	segment	Total	External	segment	Total
	€m	€m	€m	€m	€m	€m

Corporate & Institutional Banking	173	140	313	320	190	510
RCR	144	64	208	n/a	n/a	n/a
Central items	124	99	223	161	32	193
Non-Core	n/a	n/a	n/a	166	171	337

	441	303	744	647	393	1,040
Eliminations	-	(303)	(303)	-	(393)	(393)

Total	441	-	441	647	-	647

*Restated

RBS Holdings N.V. - 2014 Interim results

Notes

5. Segmental analysis (continued)

Analysis of operating profit/(loss)
	Half year ended
	30 June	30 June
	2014	2013*
	€m	€m

Corporate & Institutional Banking	(64)	4
RCR	63	n/a
Central items	62	(177)
Non-Core	n/a	117

Total	61	(56)

*Restated

Total assets and liabilities
	30 June 2014		31 December 2013*
	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m

Corporate & Institutional Banking	14,085	14,483	16,387	16,448
RCR	5,179	4,937	n/a	n/a
Central items	16,040	12,555	16,106	13,567
Non-Core	n/a	n/a	6,717	6,379

	35,304	31,975	39,210	36,394
Reconciling item:
Dutch state acquired business	610	509	598	472

Total	35,914	32,484	39,808	36,866

*Restated

6. Coupon payments

RBSH Group has resumed payments on the hybrid capital instruments issued by RBS N.V.: RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII following the end of the European Commission ban in 2013. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

7. Credit protection arrangements

RBSH Group has also entered into two agreements with RBS plc under which it has bought credit protection over the exposures held by RBSH Group that were subject to RBS Group’s Asset Protection Scheme agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such. RBS plc exited the APS effective 18 October 2012. The agreements are not impacted by RBS plc’s exit from the APS. As at 30 June 2014, all derivative exposures have been exited and there has been no change to the financial guarantee contract.

RBS Holdings N.V. - 2014 Interim results

Notes

7. Credit protection arrangements (continued)

With effect from 1 January 2013, the Managing Board of RBS Holdings N.V. agreed with RBS plc to reduce the number of covered assets included in the agreements as a result of the progress made with the transfers to RBS plc during 2011 and 2012. Unamortised fees relating to the assets previously covered will be reimbursed by RBS plc. The assets covered under the agreement at 30 June 2014 was €1.0 billion (31 December 2013 - €1.0 billion), with an average remaining maturity of three years. At 30 June 2014 the carrying value of the prepaid fee for the financial guarantee contract was €15 million (31 December 2013 - €20 million).

8. Discontinued operations and assets and liabilities of disposal groups

(a) Profit from discontinued operations, net of tax
	Half year ended
	30 June	30 June
	2014	2013
Income statement	€m	€m

Operating income	14	18
Operating expenses	(1)	(1)

Profit before tax	13	17
Tax	(5)	(6)

Profit after tax	8	11

Discontinued operations in 2014 and 2013 relate to the remaining Dutch State acquired businesses held within RBS Holdings N.V.

RBS Holdings N.V. - 2014 Interim results

Notes

8. Discontinued operations and assets and liabilities of disposal groups (continued)

(b) Assets and liabilities of disposal groups
	30 June 2014			31 December
	Transfers (1)	Other (2)	Total	2013
	€m	€m	€m	€m

Assets of disposal groups
Cash and balances at central banks	103	-	103	6
Loans and advances to banks	62	-	62	134
Loans and advances to customers	831	1,222	2,053	1,328
Debt securities and equity shares	724	227	951	379
Derivatives	278	-	278	154
Other assets	112	48	160	47

	2,110	1,497	3,607	2,048

Liabilities of disposal groups
Deposits by banks	88	-	88	-
Customer accounts	1,256	39	1,295	205
Derivatives	349	-	349	127
Other liabilities	142	5	147	75

	1,835	44	1,879	407

Notes:

(1)	Assets and liabilities relating largely to businesses which are expected to be transferred to entities outside RBSH Group but within the RBS Group in the second half of 2014.
(2)	Assets and liabilities relating to businesses to be transferred outside the RBS Group.

As at 30 June 2014, the assets and liabilities of disposal groups included balances of a number of businesses in India and Thailand, loan portfolios in the Latin American region and remaining Private Equity portfolios, as well as the remaining Dutch State acquired businesses.

None of the businesses transferring within the RBS Group meet the criteria of IFRS 5 to be classified as discontinued operations.

As at 31 December 2013, the assets and liabilities of disposal groups related mainly to the Thai business; other assets and liabilities related to certain loan portfolios in the Latin American region, remaining Private Equity portfolios within the Non-Core segment, and the remaining Dutch State acquired businesses.

RBS Holdings N.V. - 2014 Interim results

Notes

9. Financial instruments

Classification

The following tables analyse the RBSH Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

							Non
	Financial instruments						financial
						Amortised	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	cost	liabilities	Total
30 June 2014	€m	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	-		-	2,463			2,463
Loans and advances to banks	854	-		-	3,932			4,786
Loans and advances to customers	298	-		-	2,726			3,024
Amounts due from ultimate holding company	-	-		-	2,543			2,543
Debt securities	446	3		12,348	37			12,834
Equity shares	159	67		24	-			250
Settlement balances	-	-		-	30			30
Derivatives	4,509	-	66	-	-			4,575
Deferred tax							20	20
Prepayments, accrued income and other assets	-	-		-	-		1,782	1,782
Assets of disposal groups							3,607	3,607

	6,266	70	66	12,372	11,731		5,409	35,914

Liabilities

Deposits by banks	1,160	-				15,447		16,607
Customer accounts	487	-				1,168		1,655
Debt securities in issue	-	682				434		1,116
Settlement balances and short positions	-	-	-			16		16
Derivatives	4,094	-	1,444			-		5,538
Accruals, deferred income and other liabilities	-	-				34	961	995
Deferred tax							85	85
Subordinated liabilities	-	619				3,974	-	4,593
Liabilities of disposal groups							1,879	1,879

	5,741	1,301	1,444			21,073	2,925	32,484

Equity								3,430

								35,914

For the notes to this table refer to the following page.

RBS Holdings N.V. - 2014 Interim results

Notes

9. Financial instruments (continued)

								Total
							Non
	Financial instruments						financial
						Amortised	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	cost	liabilities
31 December 2013	€m	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	-		-	3,193			3,193
Loans and advances to banks	801	-		-	4,894			5,695
Loans and advances to customers	378	-		-	3,406			3,784
Amounts due from ultimate holding company					2,820			2,820
Debt securities	511	130		14,608	39			15,288
Equity shares	229	49		17	-			295
Settlement balances	-	-		-	10			10
Derivatives	4,641		141					4,782
Deferred tax							40	40
Prepayments, accrued income and other assets	-	-		-	-		1,853	1,853
Assets of disposal groups							2,048	2,048

	6,560	179	141	14,625	14,362		3,941	39,808

Liabilities

Deposits by banks	1,024	-		17,919		18,943
Customer accounts	694	-		3,457		4,151
Debt securities in issue	-	830		489		1,319
Settlement balances and short positions	22	-		83		105
Derivatives	4,470		1,392	-		5,862
Accruals, deferred income and other liabilities	-	-		65	1,000	1,065
Deferred tax					63	63
Subordinated liabilities	-	612		4,339		4,951
Liabilities of disposal groups					407	407

	6,210	1,442	1,392	26,352	1,470	36,866

Equity						2,942

						39,808

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value through profit or loss.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.

RBS Holdings N.V. - 2014 Interim results

Notes

9. Financial instruments (continued)

Valuation hierarchy

Commentary on the control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis are included in the 2013 Annual Report and Accounts. There have been no material changes to valuation on levelling approaches in the half year to 30 June 2014.

The following tables show financial instruments carried at fair value on RBSH Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	30 June 2014				31 December 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn

Assets
Loans and advances to banks	-	0.9	-	0.9	-	0.8	-	0.8
Loans and advances to customers	-	0.3	-	0.3	-	0.4	-	0.4
Debt securities	3.6	9.2	-	12.8	3.6	11.6	-	15.2
Equity shares	-	0.1	0.1	0.2	-	0.2	0.1	0.3
Derivatives	-	4.4	0.2	4.6	-	4.5	0.3	4.8

	3.6	14.9	0.3	18.8	3.6	17.5	0.4	21.5

Proportion	19.1%	79.3%	1.6%	100%	16.7%	81.4%	1.9%	100%

Liabilities
Deposits by banks and customers	-	1.7	-	1.7	-	1.7	-	1.7
Debt securities in issue	-	0.6	0.1	0.7	-	0.7	0.1	0.8
Derivatives	-	5.3	0.2	5.5	-	5.6	0.3	5.9
Subordinated liabilities	-	0.6	-	0.6	-	0.6	-	0.6

	-	8.2	0.3	8.5	-	8.6	0.4	9.0

Proportion	-	96.5%	3.5%	100%	-	95.6%	4.4%	100%

RBS Holdings N.V. - 2014 Interim results

Notes

9. Financial instruments: Movement in level 3 portfolios

											Amounts recorded in
	At	Amounts recorded in					Settlements	Sales		At	the income statement in
	1 January	Income		Level 3 transfers					Foreign	30 June	respect of balances held
	2014	statement (1)	SOCI (2)	In	Out	Purchases			exchange	2014	at period end - unrealised
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Assets
FVTPL (2)
Debt securities	2	8	-	-	-	-	-	-	-	10	8
Equity shares	48	23	-	-	-	-	-	-	-	71	23
Derivatives	263	(63)	-	53	(1)	-	(16)	(53)	5	188	1

FVTPL assets	313	(32)	-	53	(1)	-	(16)	(53)	5	269	32

AFS
Debt securities	25	-	2	-	-	-	-	-	1	28	-
Equity shares	17	8	-	-	-	1	-	(2)	1	25	-

AFS assets	42	8	2	-	-	1	-	(2)	2	53	-

	355	(24)	2	53	(1)	1	(16)	(55)	7	322	32

Liabilities
Deposits	49	(2)	-	-	-	-	-	-	2	49	(2)
Debt securities in issue	74	-	-	12	(3)	-	-	(6)	2	79	(1)
Derivatives	291	(45)	-	29	(1)	-	(1)	(95)	4	182	(1)

	414	(47)	-	41	(4)	-	(1)	(101)	8	310	(4)

Net gains		23	2								36

Notes:

(1)

Net losses on held-for-trading instruments of €8 million were recorded in income from trading activities. Net gains on other instruments of €31 million were recorded in other operating income, and interest income as appropriate.

(2)	Fair value through profit or loss.
(3)	Transfers from level 2 to level 3 reflect increased unobservability of inputs used in the valuation of these instruments. There were no significant transfers between level 1 and level 2.

RBS Holdings N.V. - 2014 Interim results

Notes

9. Financial instruments (continued)

All level 3 instruments at 30 June 2014 were valued using discounted cash flow models. The table below shows a breakdown of the ranges for those unobservable inputs used in the models that have a material impact on the valuation of level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macroeconomic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (€bn)			Range		Sensitivity (€m)
Financial instruments	Assets	Liabilities	Unobservable inputs	Low	High	Favourable	Unfavourable

Equity securities	0.1	-	Recovery rate (1)	0%	100%	19	(9)
Debt securities in issue	-	0.1	Discount margin (2)	100%	114%	8	(7)

Derivatives - interest rate	0.2	0.2	Conditional prepayment rate (3)	2%	20%	7	(7)

30 June 2014	0.3	0.3				34	(23)

31 December 2013	0.4	0.4				50	(58)

Notes:

(1)

Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(2)

Discount margin: margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher margin would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises margin plus the benchmark rate; it is used to value future cash flows.

(3)

Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value and size of the portfolio whereas for lower credit quality underlyings it may increase the value.

RBS Holdings N.V. - 2014 Interim results

Notes

9. Financial instruments (continued)

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2014		31 December 2013
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m

Financial assets
Loans and advances to banks	3,932	3,953	4,894	4,896
Loans and advances to customers	2,726	2,585	3,406	3,249
Amounts due from ultimate holding company	2,543	3,073	2,820	3,279
Debt securities	37	37	39	40

Financial liabilities
Deposits by banks	15,447	15,454	17,916	17,922
Customer accounts	782	782	1,579	1,578
Debt securities in issue	434	433	489	501
Subordinated liabilities	3,974	3,899	4,339	3,649

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions could significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, settlement balances, items in the course of transmission to other banks and customer demand deposits. These are excluded from the table above.

10. Contingent liabilities and commitments
	30 June	31 December
	2014	2013
	€m	€m

Contingent liabilities
Guarantees and assets pledged as collateral security	6,427	6,884
Other	1,986	1,572

	8,413	8,456

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	738	847
Other	254	125

	992	972

Contingent liabilities and commitments	9,405	9,428

Additional contingent liabilities arise in the normal course of RBSH Group’s business. It is not anticipated that any material loss will arise from these transactions.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews

Arising out of their normal business operations, RBS N.V. and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom, the European Union, the United States and other jurisdictions.

RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which RBSH Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 30 June 2014. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBSH Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim.  The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

RBSH Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on RBSH Group. Other than those discussed below, no member of the RBSH Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews (continued)

Litigation

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. These matters remain at the motion to dismiss stage of litigation.

London Interbank Offered Rate (LIBOR)

Certain members of RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act),  but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS Group have been stayed pending further order from the Court. On 30 June 2014, the U.S. Supreme Court announced that it would consider an appeal by plaintiffs whose claims have been dismissed in their entirety to decide whether those plaintiffs have the procedural right to appeal the dismissals to the U.S. Court of Appeals for the Second Circuit on an interlocutory basis instead of waiting until there is a final judgment in the coordinated proceeding.

Certain members of RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews (continued)

World Online

In November 2009, the Supreme Court in the Netherlands issued a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors. The potential claim that was brought to RBSH Group's attention in December 2011 has been issued in June 2014.  It is on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a material adverse effect on RBSH Group's financial position or profitability.

Complex Systems

RBS N.V. was a defendant in an action heard in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleged that RBS N.V. had since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act.

After granting summary judgment to CSI on the issue of liability, the Court on 9 May 2014 issued an injunction that required RBS N.V. to cease using the disputed software. RBS N.V. and CSI have now reached a settlement of the action which brings an end to the proceedings and provides RBS Group companies with an on-going, perpetual licence to use the software at issue.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case. It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014.  RBS N.V. has made the required payment of A$19.7 million. The judgment may potentially have significance to the other claims served and to any future similar claims.

RiverCity

In 2005 RBS Group (Australia) Pty Ltd (“RBSGA”), previously ABN AMRO Australia Pty Limited, a member of the RBSH Group, was a member of a consortium that appointed AECOM Australia Pty Ltd (formerly known as Maunsell Australia Pty Ltd) ("AECOM") to forecast traffic for the Clem7 Tunnel in Brisbane, Australia. Three sets of proceedings have been brought against AECOM.

The first (Hopkins v AECOM) is a class action relating to the initial public offer of units to retail investors in the RiverCity Motorway Group, which operated the Clem7 Tunnel. The claim relates to allegations that the IPO disclosure was defective, particularly in relation to traffic volume forecasts by AECOM. The second and third proceedings (RiverCity v AECOM and Portigon v AECOM), involve claims of negligent misstatement and misleading or deceptive conduct in the issuance of traffic forecasts. In all three proceedings AECOM filed a number of cross-claims for contribution in the event it is found liable, including against RBSGA. On 18 July 2014, the court refused to allow the cross-claims to proceed, except in the case of Hopkins v AECOM.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews (continued)

Credit Default Swap Antitrust Litigation

Certain members of RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the U.S. District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

Fondazione Monte dei Paschi di Siena

A claim for EUR 285.9 million was brought by Fondazione Monte dei Paschi di Siena in July 2014 against former directors and 13 syndicate banks, including RBS N.V., in connection with an Italian law-governed term facility agreement for EUR 600 million dated 4 June 2011. RBS N.V. will defend the claim.

Investigations and reviews

RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable regulatory, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it. RBSH Group is co-operating fully with the investigations and reviews described below.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews (continued)

LIBOR, other trading rates and foreign exchange trading

On 6 February 2013 RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. Since such date, RBS Securities Japan Limited has been taking steps to address the issues raised in compliance with that order. In June 2013, RBS plc was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 – 2011. RBS plc was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to comply with certain directives set by MAS with oversight by an independent reviewer, including instituting proper benchmark rate governance, providing training and ensuring robust surveillance systems and proper management of conflicts of interest. RBS plc complied with all directives to the satisfaction of MAS and the statutory reserves amount has been repaid by MAS.

In February 2014, RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS N.V. and RBS plc entered into an Enforceable Undertaking (EU) with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS N.V. and RBS plc undertake in the EU to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS N.V’s and RBS plc’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the EU, RBS N.V. and RBS plc also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews (continued)

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading and sales activities apparently involving multiple financial institutions. RBS Group has received enquiries from certain of these authorities including the FCA. RBS Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading and sales activity. It is not possible to estimate reliably what effect the outcome of these investigations, any regulatory findings and any related developments may have on RBS Group or RBSH Group, including the timing and amount of fines or settlements, which may be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Governance and risk management consent order

On 27 July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, RBS Group agreed to create the following written plans or programmes:

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS Group’s U.S. operations,
●	a plan to oversee compliance by RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●

a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's U.S. operations. RBS Group continues to test the effectiveness of the remediation efforts undertaken by RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

RBS Holdings N.V. - 2014 Interim results

Notes

11. Litigation, investigations and reviews (continued)

RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order

RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 RBS Group and RBS plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, RBS plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, RBS Group and RBS plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within RBS plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) RBS Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Sixty days after the programme submitted to the Federal Reserve Bank of Boston (Reserve Bank) is approved, RBS Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. RBS Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk focused sampling of U.S. dollar payments. The Order further requires RBS Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against RBS plc.

RBS Holdings N.V. - 2014 Interim results

Notes

12. Condensed consolidating financial information

RBS N.V. utilises an exemption under Dutch regulation and therefore does not prepare or file a full set of financial statements in the Netherlands. In accordance with the requirement to qualify for the exemption, presented in the tables below is condensed consolidating financial information for:

●	RBS Holdings N.V. on a standalone basis as guarantor;

●	RBS N.V. on a standalone basis;

●	other subsidiaries of RBS Holdings N.V. on a combined basis;

●	consolidation adjustments; and

●	RBSH Group consolidated amounts.

The condensed consolidating financial information is prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The following consolidating financial information presents condensed income statements for the half years ended 30 June 2014 and 30 June 2013 and condensed balance sheets at 30 June 2014 and 31 December 2013.

Condensed income statement
				Consolidation	RBSH
	RBSH	RBS N.V.	Subsidiaries	adjustments	Group
Half year ended 30 June 2014	€m	€m	€m	€m	€m

Net interest income	-	50	56	-	106
Results from Group undertakings	52	80	-	(132)	-
Non-interest income	-	61	88	-	149

Total income	52	191	144	(132)	255
Operating expenses	-	(178)	(33)	-	(211)
Impairment recoveries/(losses)	-	31	(14)	-	17

Operating profit before tax	52	44	97	(132)	61
Tax credit/(charge)	-	8	(17)	-	(9)

Profit from continuing operations	52	52	80	(132)	52
Profit from discontinued operations, net of tax	8	8	-	(8)	8

Profit attributable to controlling interests	60	60	80	(140)	60

Half year ended 30 June 2013

Net interest income	-	46	81	-	127
Results from Group undertakings	(24)	261	-	(237)	-
Non-interest income	-	(202)	368	-	166

Total income	(24)	105	449	(237)	293
Operating expenses	-	(189)	(116)	-	(305)
Impairment recoveries/(losses)	-	33	(77)	-	(44)

Operating (loss)/profit before tax	(24)	(51)	256	(237)	(56)
Tax credit	-	27	5	-	32

(Loss)/profit from continuing operations	(24)	(24)	261	(237)	(24)
Profit from discontinued operations, net of tax	11	11	-	(11)	11

(Loss)/profit attributable to controlling interests	(13)	(13)	261	(248)	(13)

RBS Holdings N.V. - 2014 Interim results

Notes

12. Condensed consolidating financial information (continued)

Condensed balance sheet
				Consolidation	RBSH
	RBSH	RBS N.V.	Subsidiaries	adjustments	Group
At 30 June 2014	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	2,301	162	-	2,463
Loans and advances to banks	35	7,233	2,585	(5,067)	4,786
Loans and advances to customers	-	1,954	1,070	-	3,024
Amounts due from ultimate holding company	-	2,543	-	-	2,543
Debt securities	-	11,482	1,352	-	12,834
Equity shares	-	171	79	-	250
Settlement balances	-	30	-	-	30
Derivatives	-	5,035	49	(509)	4,575
Deferred tax	-	9	11	-	20
Prepayments, accrued income and other assets	3,427	1,985	1,607	(5,237)	1,782
Assets of disposal groups	-	2,690	917	-	3,607

Total assets	3,462	35,433	7,832	(10,813)	35,914

Liabilities and equity
Deposits by banks	32	17,948	3,694	(5,067)	16,607
Customer accounts	-	832	823	-	1,655
Debt securities in issue	-	670	446	-	1,116
Settlement balances and short positions	-	16	-	-	16
Derivatives	-	5,490	557	(509)	5,538
Accruals, deferred income and other liabilities	-	566	429	-	995
Deferred tax	-	21	64	-	85
Subordinated liabilities	-	4,593	-	-	4,593
Liabilities of disposal groups	-	1,870	9	-	1,879

Total liabilities	32	32,006	6,022	(5,576)	32,484
Equity attributable to controlling interests	3,430	3,427	1,810	(5,237)	3,430

Total liabilities and equity	3,462	35,433	7,832	(10,813)	35,914

RBS Holdings N.V. - 2014 Interim results

Notes

12. Condensed consolidating financial information (continued)

Condensed balance sheet
At 31 December 2013				Consolidation	RBSH
	RBSH	RBS N.V.	Subsidiaries	adjustments	Group
	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	2,946	247	-	3,193
Loans and advances to banks	35	8,328	3,954	(6,622)	5,695
Loans and advances to customers	-	2,708	1,076	-	3,784
Amounts due from ultimate holding company	-	2,820	-	-	2,820
Debt securities	-	13,982	1,306	-	15,288
Equity shares	-	236	59	-	295
Settlement balances	-	7	3	-	10
Derivatives	-	5,067	109	(394)	4,782
Deferred tax	-	28	12	-	40
Prepayments, accrued income and other assets	2,939	2,257	1,513	(4,856)	1,853
Assets of disposal groups	-	1,006	1,042	-	2,048

Total assets	2,974	39,385	9,321	(11,872)	39,808

Liabilities and equity
Deposits by banks	32	20,880	4,653	(6,622)	18,943
Customer accounts	-	2,885	1,266	-	4,151
Debt securities in issue	-	818	501	-	1,319
Settlement balances and short positions	-	105	-	-	105
Derivatives	-	5,725	531	(394)	5,862
Accruals, deferred income and other liabilities	-	736	329	-	1,065
Deferred tax	-	1	62	-	63
Subordinated liabilities	-	4,951	-	-	4,951
Liabilities of disposal groups	-	345	62	-	407

Total liabilities	32	36,446	7,404	(7,016)	36,866
Equity attributable to controlling interests	2,942	2,939	1,917	(4,856)	2,942

Total liabilities and equity	2,974	39,385	9,321	(11,872)	39,808

RBS Holdings N.V. - 2014 Interim results

Notes

13. Other developments

Rating agencies

Moody’s Investors Service

On 13 March 2014, Moody’s Investors Service (‘Moody’s’) lowered its credit ratings of RBSG and certain subsidiaries by one notch. As part of this, the long term ratings of RBS N.V. were lowered to ‘Baa1’ from ‘A3’. Short term ratings were affirmed as unchanged. Post the review, a negative ratings outlook was assigned.

Moody’s rating actions were prompted by its concerns over the execution risks relating to the effective rollout of the RBS Group’s strategic plans, its concerns over the impact of restructuring costs on profitability and its  concern that RBS Group’s capitalisation is vulnerable to short-term shocks. Despite these short to medium term concerns, Moody’s expects RBS Group’s capitalisation to improve in the medium to long term as the recovery plan is progressed. The agency also considers that, if executed according to plan, the intended restructuring will ultimately be positive for creditors as it will deliver a more efficient UK-focused bank with lower risk operations.

Fitch Ratings

On 24 July 2014 Fitch Ratings (‘Fitch’) affirmed as unchanged the long term ratings of RBSG and most of its major subsidiaries, including RBS N.V, retaining the rating outlooks of these entities at negative.

Standard & Poor’s

During the half year ended 30 June 2014, Standard & Poor’s affirmed as unchanged its ratings on RBSG and notable subsidiaries. Negative rating outlooks were maintained.

Current RBSG and subsidiary ratings are shown in the table below:

	Moody’s		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

RBSG	Baa2	P-2	BBB+	A-2	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

RBS N.V.	Baa1	P-2	A-	A-2	A	F1

14. Related party transactions

Related party transactions in the half year ended 30 June 2014 were similar in nature to those for the year ended 31 December 2013.

Full details of RBSH Group’s related party transactions for the year ended 31 December 2013 are included in the 2013 Annual Report and Accounts.

15. Date of approval

The interim results for the half year ended 30 June 2014 were approved by the Managing Board on 28 August 2014.

16. Post balance sheet events

There have been no significant events between 30 June 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

RBS Holdings N.V. - 2014 Interim results

Risk factors

Set out below is a summary of the principal risks which could adversely affect the RBSH Group; it should be read in conjunction with the Risk and balance sheet management section on pages 23 to 75 of the 2013 Annual Report and Accounts (2013 R&A). RBSH Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and RBS Group will also be of relevance to RBSH Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2013 R&A on pages 187 to 196.

•       RBSH Group is reliant on the RBS Group.

•       RBS Group is implementing a new strategic plan and direction which will result in a significant downsizing and simplifying of the RBS Group involving an extensive disposal, restructuring and balance sheet reduction programme, replacing the previous divisional structure with three customer franchises and the creation of RBS Capital Resolution in the fourth quarter of 2013 to manage the run-down of problem assets with the clear aspiration of removing such assets from the balance sheet by the end of 2016. A number of RBSH Group’s assets were transferred into RBS Capital Resolution. The level of structural change required to implement RBS Group’s strategic plan, together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational and people risks for the RBSH Group. There is no assurance that the RBS Group will be able to successfully implement its new strategy or achieve its goals within the time frames contemplated, or at all, which may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity.

•       RBSH Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on RBSH Group’s operating results or reputation.

•       RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer losses if it does not maintain good employee relations.

•       The execution and/or any delay in the execution (or non-completion) of the approved transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group.

•       Operational risks are inherent in RBSH Group’s businesses.

•       RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected.

•       RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions.

•       RBSH Group has significant exposure to a weakening of the nascent economic recovery in Europe.

•       RBSH Group is subject to other global risks.

RBS Holdings N.V. - 2014 Interim results

Risk factors

•       RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.

•       RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings.

•       RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding.

•       Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of RBSH Group’s key regulators could have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition.

•       RBSH Group’s operations are highly dependent on its information technology systems.

•       RBSH Group’s operations have inherent reputational risk.

•       RBSH Group may suffer losses due to employee misconduct.

•       The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments.

•       Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

•       The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•       RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

•       The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

RBS Holdings N.V. - 2014 Interim results

Additional information

Contact

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

RBS Holdings N.V. - 2014 Interim results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V.

Registrant

/s/ Cornelis Visscher

Cornelis Visscher

Chief Financial Officer

29 August 2014

RBS Holdings N.V. - 2014 Interim results